--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 8)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 8 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as subsequently amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999, by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (as subsequently amended, the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    The response to Item 4 is hereby amended and supplemented by adding the following:

    On May 1, 1999, Philips, KPE and the Company entered into a definitive merger agreement (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 36 hereto and is incorporated by reference herein. Pursuant to the Merger Agreement, the purchase price of the Philips Offer has been increased from $17.00 per Share to $21.00 per Share and the conditions to the Philips Offer have been revised as described in Annex A to the Merger Agreement. Pursuant to the Merger Agreement, the expiration date of the Philips Offer which was scheduled for 12:00 midnight, New York City time, on Monday, May 10, 1999 has been extended to 12:00 midnight, New York City time, on Friday May 14, 1999, unless further extended.

    On May 2, 1999, VLSI and Philips issued a joint press release announcing the execution of the Merger Agreement and the extension of the expiration date. A copy of the press release is filed as Exhibit 37 hereto and is incorporated by reference herein.

    In addition, on May 2, 1999, VLSI sent a memorandum to its employees by e-mail announcing the execution of the Merger Agreement and posted questions and answers regarding the merger on its website. The memorandum to employees and the questions and answers are attached hereto as Exhibits 38 and 39, respectively, and are incorporated by reference herein.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 is hereby amended by the addition of the following new exhibits:

       36. Agreement and Plan of Merger, dated as of May 1, 1999 among Philips, VLSI and KPE.

       37. Press Release, dated May 2, 1999.

       38. Memorandum to VLSI employees dated May 2, 1999.

       39. Questions and answers posted on VLSI's website regarding the merger.

                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 1999                              VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer

                                       2